UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On 30 July 2019, Realm Therapeutics plc (“Realm” or the “Company”) (NASDAQ: RLM) announced that further to the announcement on 30 July 2019 and following the filing of a copy of the Court Order with the Registrar of Companies in England and Wales earlier today, Realm Therapeutics plc (“Realm” or the “Company”) (NASDAQ: RLM), is pleased to announce that the Scheme has now become Effective and the entire issued share capital of Realm is now owned by Essa Pharma Inc.

The full terms and conditions of the Acquisition were set out in the scheme document published by Realm on 29 May 2019 (the “Scheme Document”).

Unless otherwise defined herein, capitalised terms and expressions used in this announcement shall have the meanings given to them in the Scheme Document.

Consideration due to Realm Scheme Shareholders

Under the terms of the Scheme, holders of Realm Scheme Shares are entitled to receive 0.0576359 of a New Essa Share for each one Realm Scheme Share held at the Scheme Record Time (or 1.4408975 New Essa Shares for every one Realm ADS representing 25 Realm Shares). The issue of New Essa Shares to Realm Scheme Shareholders will be settled no later than 12 August 2019, in accordance with the procedures set out in the Scheme Document and the expected timetable of principal events set out in the Company’s announcement on 30 July 2019.

De-listing of the Realm ADSs

The listing of the Realm ADSs will be cancelled before the start of trading on Nasdaq today, 31 July 2019.

Resignation and appointment of Realm Directors

Each of Charles Spicer, Alex Martin, Balkrishan (Simba) Gill and Sanford (Sandy) Zweifach has resigned from the board of directors of Realm (the “Board”) with effect as of today, 31 July 2019. Marella Thorell will remain on the Board and, effective as of today, 31 July 2019, David Parkinson has been appointed to the Board.

Appointment of Realm Nominees to Essa Board

As the Scheme has now become effective, Essa will appoint Alex Martin, Marella Thorell and Sanford (Sandy) Zweifach to the Essa Board effective as of 31 July 2019.

The Exhibit to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Exhibit

99.1	Press Release, dated July 31, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

July 31, 2019	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer